# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BONK, INC., CIK 0001760903
CUSIP: 48208F105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 18801 N Thompson Peak Pkwy Ste 380, Scottsdale, Arizona (AZ), 85255
Date of event which requires filing of this statement: 02/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002078936

## Reporting persons
- American Ventures LLC, Series XII SHOT: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 (this "Amendment No. 1") amends the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on July 30, 2025 (the "Original Schedule 13G") with respect to the common stock of Bonk, Inc., formerly known as Safety Shot, Inc. (the "Issuer"). This Amendment No. 1 is being filed to report that, as of February 19, 2026, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's common stock, and that, as of the date hereof, the Reporting Persons beneficially own 0 shares of the Issuer's common stock, including any shares of common stock issuable upon exercise of the Issuer's Series A Common Stock Purchase Warrants or Series B Common Stock Purchase Warrants. This Amendment No. 1 constitutes an exit filing for the Reporting Persons.
- American Ventures Management LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of February 19, 2026, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's common stock. As of the date of this Amendment No. 1, the Reporting Person does not beneficially own any shares of the Issuer's common stock, including any shares of common stock issuable upon exercise of the Issuer's Series A Common Stock Purchase Warrants or Series B Common Stock Purchase Warrants.
- American Ventures IM LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of February 19, 2026, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's common stock. As of the date of this Amendment No. 1, the Reporting Person does not beneficially own any shares of the Issuer's common stock, including any shares of common stock issuable upon exercise of the Issuer's Series A Common Stock Purchase Warrants or Series B Common Stock Purchase Warrants.
- Dominari Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of February 19, 2026, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's common stock. As of the date of this Amendment No. 1, the Reporting Person does not beneficially own any shares of the Issuer's common stock, including any shares of common stock issuable upon exercise of the Issuer's Series A Common Stock Purchase Warrants or Series B Common Stock Purchase Warrants.
- Eric Newman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of February 19, 2026, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's common stock. As of the date of this Amendment No. 1, the Reporting Person does not beneficially own any shares of the Issuer's common stock, including any shares of common stock issuable upon exercise of the Issuer's Series A Common Stock Purchase Warrants or Series B Common Stock Purchase Warrants.
- Anthony Hayes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of February 19, 2026, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's common stock. As of the date of this Amendment No. 1, the Reporting Person does not beneficially own any shares of the Issuer's common stock, including any shares of common stock issuable upon exercise of the Issuer's Series A Common Stock Purchase Warrants or Series B Common Stock Purchase Warrants.
- Kyle Michael Wool: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of February 19, 2026, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's common stock. As of the date of this Amendment No. 1, the Reporting Person does not beneficially own any shares of the Issuer's common stock, including any shares of common stock issuable upon exercise of the Issuer's Series A Common Stock Purchase Warrants or Series B Common Stock Purchase Warrants, or upon conversion of any shares of the Issuer's Series B Preferred Stock held by Trajan Holdings LLC.

## Item 1. Issuer
Name of issuer: BONK, INC.
Address of issuer's principal executive offices: 18801 N Thompson Peak Pkwy Ste 380, Scottsdale, AZ 85255

## Item 2. Person Filing
Name of person filing:
American Ventures LLC, Series XII SHOT ("Series XII SHOT") previously owned directly the shares of the Issuer's common stock reported in the Original Schedule 13G.

American Ventures Management LLC ("AV Management") is the manager of Series XII SHOT.

American Ventures IM LLC ("AV IM") is the investment manager of Series XII SHOT.

Dominari Holdings Inc. ("DOMH") is the majority member of AV Management and AV IM that controls the voting power and dispositive power over securities of the Issuer held by entities managed or controlled by AV Management and/or AV IM.

Eric Newman is the manager of both AV Management and AV IM.

Kyle Michael Wool ("Mr. Wool") is the President and director of DOMH.

Anthony Hayes ("Mr. Hayes") is the Chief Executive Officer, a director and Chairman of the board of directors of DOMH.

AV Management, AV IM, DOMH, Mr. Newman, Mr. Wool and Mr. Hayes shared voting and dispositive power over the securities previously held by Series XII SHOT. As a result, each of AV Management, AV IM, DOMH, Mr. Newman, Mr. Wool and Mr. Hayes may have been deemed to indirectly beneficially own the securities previously held by Series XII SHOT.

Each of AV Management, AV IM, DOMH, Mr. Newman, Mr. Wool and Mr. Hayes disclaimed beneficial ownership over any securities previously held by Series XII SHOT other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

AV Management, Series XII SHOT, AV IM, DOMH, Mr. Newman, Mr. Wool and Mr. Hayes are the reporting persons in this Amendment No. 1 to Schedule 13G (the "Reporting Persons").
Address of principal business office or, if none, residence:
AV Management, Series XII SHOT, AV IM and Mr. Newman have a principal business office at 3835 PGA Blvd., Suite 103, Palm Beach Gardens, Florida 33410.

DOMH, Mr. Wool and Mr. Hayes have a principal business office at 725 Fifth Avenue, 22nd Floor, New York, New York 10022.
Citizenship: The Reporting Persons are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of each Reporting Person.
Percent of class: See the response to row 11 of the cover page of each Reporting Person.
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on July 30, 2025)

## Signatures
- American Ventures LLC, Series XII SHOT: /s/ Eric Newman, Eric Newman, Manager of American Ventures Management LLC, Manager of American Ventures LLC, Series XII SHOT (11/09/2026)
- American Ventures Management LLC: /s/ Eric Newman, Eric Newman, Manager (11/09/2026)
- American Ventures IM LLC: /s/ Eric Newman, Eric Newman, Manager (11/09/2026)
- Dominari Holdings Inc.: /s/ Kyle Michael Wool, Kyle Michael Wool, President (11/09/2026)
- Eric Newman: /s/ Eric Newman, Eric Newman, Self (11/09/2026)
- Anthony Hayes: /s/ Anthony Hayes, Anthony Hayes, Self (11/09/2026)
- Kyle Michael Wool: /s/ Kyle Michael Wool, Kyle Michael Wool, Self (11/09/2026)